Destra Investment Trust II: Exhibit to Question 77C on Form N-
SAR


      On October 15, 2015, the Destra Investment Trust II
(the "Trust") held a Special Meeting of Shareholders to approve a new Investment Sub-Advisory Agreement among the Trust, Destra and the Sub-Advisor, WestEnd Advisors LLC.
Shareholders of record on August 19, 2015 of the Destra
Focused Equity Fund were entitled to vote on the proposal.
The following votes were recorded:


Destra Focused Equity Fund

For                 % Voted For        Against         Abstain
1,664,243             98.06%           12,289          20,647